UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

Commission File Number: 001-53087

IAO KUN GROUP HOLDING COMPANY LIMITED

(Translation of registrant’s name into English)

Alameda Dr. Carlos D’ Assumpcao No: 181-187
Centro Comercial do Grupo
Brilhantismo, 12 Andar T Macau
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Events.

On February 7, 2017, Iao Kun Group Holding Company Limited (the “Company”), entered into a stock purchase agreement (the “Purchase Agreement”) with Jia-Heng Industrial Ltd. (“Jia-Heng”), a Cayman Islands company and the holding company of Guangzhou LiNiu Network Technology Co. Ltd. (“LiNiu Network”), a software technology development company that is currently developing an electronic B2C, C2C and O2O trading platform focused on the Chinese agricultural industry, whereby the Company has acquired a 51% equity interest in Jia-Heng. The acquisition is the first step in the Company’s plans to transform its overall strategy and begin to focus its efforts on the Chinese technology industry.

As consideration for the acquisition, the Company will issue 12,484,000 ordinary shares upon the closing of the transaction contemplated by the Purchase Agreement. In addition, pursuant to a profit guarantee agreement between the Company, LiNiu Network and Mr. Wang Shun Yang (the “Profit Guarantee Agreement”), the Company will make certain cash payments to the current owners of LiNiu Network only if the after-tax income for LiNiu Network is equal to or in excess of the after-tax income specified in the below table (note, U.S. values based on February 3, 2017 exchange rate of $1 = RMB6.88):

Year	Income after-tax	Cash payment
2017	RMB20 million (US $2.9 million)	RMB5,412,000 (US $0.8 million)
2018	RMB80 million (US $11.6 million)	RMB21,648,000 (US $3.1 million)
2019	RMB300 million (US $43.6 million)	RMB81,182,000 (US $11.8 million)
2020	RMB500 million (US $72.7 million)	RMB135,303,000 (US $19.7 million)
2021	RMB700 million (US $101.7 million)	RMB189,425,860 (US $27.5 million)
Total	RMB1.6 billion (US $232.6 million)	RMB432,970,860 (US $62.9 million)

Cash will be paid to the current owners of LiNiu Network only when the after-tax income target is met or exceeded. The targets will be reviewed yearly and in aggregate at the end of the fifth year. For example, if the aggregate after-tax income target is met after the fifth year, the aggregate cash payment will be RMB432,970,860, even if all of the other after-tax income targets from 2017-2020 were not met. As a counterexample, if the after-tax income targets for 2017 and 2018 are met and the targets from 2019, 2020 and 2021 are not met (with the aggregate after-tax income also under the target of RMB1,600,000,000), then the current owners of LiNiu Network would only receive the cash payments for 2017 and 2018 (a total of RMB 27,060,000 or U.S. $3.9 million).

Immediately after the closing, the Company’s board of directors will consist of nine persons, two of which shall be appointed by the shareholders of Jia-Heng. The acquisition is expected to close in the first quarter of 2017. The closing is subject to the satisfactory fulfillment of the closing conditions set forth in the Purchase Agreement, including, but not limited to, satisfactory completion of due diligence and receipt of any required consents.

The foregoing description of each of the Purchase Agreement, the Profit Guarantee Agreement and the related transactions does not purport to be complete and is qualified in its entirety by reference to the complete text of the Purchase Agreement filed as Exhibit 10.1 hereto and the Profit Guarantee Agreement filed as Exhibit 10.2 hereto. A copy of the press release relating to the acquisition is filed as Exhibit 99.1 hereto.

Financial Statements and Exhibits.

Exhibit No.	Description

10.1	Stock Purchase Agreement dated February 7, 2017 between Iao Kun Group Holding Company Limited and Jia-Heng Industrial Ltd.

10.2	Profit Guarantee Agreement dated February 7, 2017 among Iao Kun Group Holding Company Limited, Guangzhou LiNiu Network Technology Co. Ltd. and Mr. Wang Shun Yang.

99.1	Press Release dated February 7, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 13, 2017	IAO KUN GROUP HOLDING COMPANY LIMITED

	By:	/s/ Yip Cheuk Fai
Name: Yip Cheuk Fai
Title: Chief Financial Officer